                    DENTAL/MEDICAL DIAGNOSTIC SYSTEMS, INC.
                               1996 ANNUAL REPORT

                                  THE COMPANY

    Dental/Medical Diagnostic Systems, Inc. ("Company"), designs, develops, manufactures and sells high technology dental equipment. Currently, the Company's primary emphasis is on the manufacture and sale of an intraoral camera system known as the TeliCam System and a dental office networking system, known as IntTELInet, for use in connection with the TeliCam System. The TeliCam System displays close-up video images of dental patients' teeth and gums. These TeliCam images assist dentists in displaying dental health and hygiene problems to patients and, as a result of such display, promote patient acceptance of treatment plans. The TeliCam System offers dentists the ability to capture and display multiple video images without an expensive external capture device such as a video cassette recorder or color printer, thereby providing a low-cost alternative to the more expensive traditional intraoral dental camera systems.

    In November 1996, the Company introduced the InTELInet networking system for the TeliCam System. The InTELInet networking system allows networking of multiple TeliCam Systems in a dental practice so that each TeliCam System connects to a central printer. Because the TeliCam System has the capability to capture and store images in its CCD chip, the TeliCam system, unlike competing intraoral dental camera systems, does not require the memory of a printer or other image storage device for use during patient examinations. However, because U.S. insurance companies generally require hard copies of treatment data, and for patient record keeping purposes, it may be desirable to print hard copies of the captured images. The InTELInet system allows multiple TeliCam Systems to be linked to a single printer, generating substantial savings to dentists by eliminating the need for multiple printers or video cassette recorders, each dedicated to a single intraoral dental camera, which are required by competing systems. Generally, the cost of a color printer is the second most significant cost element in each intraoral camera system. The InTELInet networking system offers additional benefits by allowing for office expansion and can accommodate multiple additional TeliCam Systems.

    The Company's principal executive offices are located at 200 N. Westlake Boulevard, Suite 202, Westlake Village, California 91362, and its telephone number is (805) 381-2700.

    UNLESS OTHERWISE INDICATED, ALL INFORMATION IN THIS REPORT HAS BEEN ADJUSTED TO REFLECT A ONE-FOR-2.197317574 REVERSE STOCK SPLIT OF THE COMMON STOCK EFFECTED ON JANUARY 13, 1997, AND A PROPOSED ONE-FOR-1.333333333 REVERSE STOCK SPLIT WHICH THE BOARD OF DIRECTORS OF DENTAL/MEDICAL DIAGNOSTIC SYSTEMS, INC. (THE "COMPANY") HAS APPROVED AND WHICH WILL BE SUBMITTED TO VOTE OF THE STOCKHOLDERS ON MARCH 24, 1997 ("REVERSE STOCK SPLITS").

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE DISCUSSION BELOW SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY AND NOTES THERETO INCLUDED ELSEWHERE IN THIS REPORT.

INTRODUCTION

    This discussion summarizes the significant factors affecting the consolidated operating results, financial condition and liquidity/cash flows of the Company for the ten-month period ended December 31, 1996, and for the period from inception (October 23, 1995) to March 2, 1996. Except for the historical information contained herein, the matters discussed in this Management's Discussion and Analysis are forward looking statements that involve risks and uncertainties and are based upon judgments concerning various factors that are beyond the Company's control.

    On March 1, 1996, the Company purchased all of the outstanding membership interests of Dental/ Medical Diagnostic Systems, L.L.C. ("DMD") and all of the outstanding capital stock of Bavarian Dental Instruments, Inc. ("BDI"). Immediately subsequent to the transaction, the former members of DMD and stockholders of BDI owned approximately 66.6% of the Company's outstanding common stock and management control of the Company was transferred to the former management of DMD and BDI. Accordingly, for accounting purposes the acquisition was treated as a recapitalization of DMD and BDI with DMD and BDI combined as the acquiror (reverse acquisition). As a result, the combined historical financial statements of DMD and BDI became the financial statements of the Company. From inception, in October 1995, through March 2, 1996, the Company generated net sales of only $220,623 and incurred a net loss of $1,625,213. Because both DMD and BDI were only formed in October and November of 1995, incurred substantial losses in connection with the commencement of their respective operations, and commenced sales in February 1996, a comparison of the financial information of the Company for the ten-month period ended December 31, 1996 to the period from inception (October 23, 1995) through March 2, 1996 is not meaningful.

    DMD was formed in October 1995 and has been primarily involved in designing, developing, manufacturing, and marketing intraoral dental cameras ("TeliCam Systems"). The first shipments to customers of the TeliCam System commenced in early February 1996. BDI was formed in November 1995 and has been primarily involved in the marketing and distribution of dental burs imported from Russia. The first sales of burs commenced in March 1996. On July 9, 1996, the Company determined to focus future strategic development primarily upon high value added dental/medical products and technology and, accordingly, decided to discontinue the dental bur product line, comprised of low-margin, low-technology products. The Company thereafter commenced an orderly liquidation of its inventory of dental burs, and expects the liquidation to be completed in 1997 without significant adverse effect on operations.

    On January 13, 1997 the Company changed its name from Edudata Corporation to Dental/Medical Diagnostic Systems, Inc. On February 5, 1997, the Company changed its fiscal year end from a fiscal year ending on the nearest Saturday to February 28th to a December 31 fiscal year end. On February 28, 1997, the Company filed with the Securities and Exchange Commission a registration statement on Form SB-2 relating to a proposed public offering by the Company (the "Proposed Offering") of an aggregate of 1,500,000 shares of Common Stock and 1,500,000 Redeemable Stock Purchase Warrants at a proposed offering price of $4.50 and $0.50, respectively. There can be no assurance that the Proposed Offering will be successful or that additional financing will be available to the Company when needed or on commercially reasonable terms. Any inability to obtain additional financing when needed will have a material adverse effect on the Company, including requiring the Company to curtail expansion of its operations.

    The Company has a limited history of operations which include results of operations of the BDI product line, now discontinued. Although no assurance can be given, the Company anticipates increased sales of the TeliCam Systems and the introduction of new products and therefore results of operations for the period presented may not be indicative of future results. The Company's prospects for increasing sales and profits is subject to a number of risks, including competitive and economic conditions, as well as the market acceptance of new technologies the Company may seek to introduce.

RESULTS OF OPERATIONS

    For the ten-month period ended December 31, 1996, net sales totaled $11,673,102, generating an operating profit of $304,435. Included in these results were sales of approximately $235,000 and an operating loss of approximately $196,000 related to the Company's discontinued dental bur product line. As described above, the Company expects to complete the sale of inventory related to this product line in fiscal 1997 without any significant adverse impact on operating results.

    Net sales totaled $11,673,102 for the ten-month period ended December 31, 1996, and are comprised primarily of sales of TeliCam Systems and related products. Total sales for this period included approximately $2,200,000 in sales to international distributors. Sales for the period from inception (October 23, 1995) through March 2, 1996 were not significant as the Company spent the majority of the period developing its initial product offering with sales commencing in February 1996. As further described below under the caption "Fluctuations in Quarterly Results," the Company's sales are generally expected to be higher in the fourth quarter due to the purchasing patterns of dentists in the United States. During the ten month period ended December 31, 1996, the month of December alone accounted for approximately $2,100,000 in net sales due to a combination of increasing domestic and foreign sales. Domestic sales in December were higher than normal primarily due to year end purchases by dentists taking advantage of a $17,000 Federal tax credit for capital equipment purchases, and to the introduction of the InTELInet system. The Company believes that the tax credit accelerated certain TeliCam System sales that would ordinarily have occurred in January and February 1997 and may result in reduced first quarter 1997 sales.

    Cost of sales for the ten-month period ended December 31, 1996 were $6,685,464 or 57% of sales. As a percentage of sales, the Company expects costs of international sales to be higher than domestic sales due to higher discounts being required on international sales, however, this effect should be offset by reduced warranty and service costs as well as reduced selling costs on international sales.

    Selling, general, and administrative expenses totaled $4,360,736 or 37% of sales for the ten-month period ended December 31, 1996. These expenses relate to administering the continuing design, development, manufacturing, and marketing of the Company's TeliCam Systems. These expenses include advertising and promotion expenses of $1,008,879 comprised primarily of trade show fees, trade magazine advertising and direct mail promotions. Salaries and wages totaled $966,745 comprised primarily of expenses for sales and production administration, marketing, sales and customer support staff and finance and accounting personnel. Commissions resulting from sales of TeliCam Systems and the InTELInet product introduced in November 1996 totaled $1,223,547. These expenses are expected to increase in absolute dollars relative to net sales in future periods, due to the need for additional support functions as the Company's sales increase.

    Research and development expenses totaled $322,467 or 3% of sales for the ten-month period ended December 31, 1996, and related primarily to direct expenses of ongoing design and development of enhancements to the Company's TeliCam System and, to a lesser extent, the Company's DMD System One. These expenses are comprised of wages and benefits for engineering personnel, design and development fees and raw material used in the development of prototypes. These expenses are expected to continue at relatively the same rates in future periods for the TeliCam System. However research and development expenses will increase for the development of new products. Increased expenditures on research and development resulting from application of the proceeds of the Proposed Offering to further research and development projects and joint ventures and possible acquisitions, are expected to result in increased expenses and may result in correspondingly reduced earnings in future periods.

    Amortization of debt issuance cost totaled $31,548 for the ten-month period ended December 31, 1996, and is the result of the cost of the sale of the Bridge Notes, issued in November 1996, being amortized over the term of the Notes. These costs will continue into future periods until the debt is paid. The Company intends to pay such debt out of the proceeds of the Proposed Offering and, accordingly, expects to take a charge of approximately $190,000 for the write off of unamortized debt issuance costs in the second quarter of fiscal 1997.

    Interest expense totaled $57,166 for the ten-month period ended December 31, 1996, and consisted of interest paid on capital lease obligations and interest accrued on the Bridge Notes and notes payable to related parties.

    Net income for the ten-month period ended December 31, 1996 totaled $137,151 or $.05 per share.

LIQUIDITY AND CAPITAL RESOURCES

    For the ten-month period ended December 31, 1996, the Company used net cash of $1,631,343 in operations. The Company financed its operating cash requirements through the sale of 422,219 shares of Common Stock in April 1996 which generated cash proceeds of approximately $1,055,000, net of issuance costs, and through the Bridge Financing in November 1996, which generated cash proceeds of approximately $1,315,000, net of issuance costs.

    Accounts receivable increased by $1,188,544 to $1,305,143 at December 31, 1996 primarily due to the increasing sales volumes during the ten-month period ended December 31, 1996 and due to the level of international sales during December. Sales for the period from inception (October 23, 1995) through March 2, 1996 were only $220,000. Accounts payable and accrued liabilities totalling $1,720,358 at December 31, 1996 decreased slightly from $1,806,640 at the prior year end period. Inventory levels increased $461,812 to $1,513,075 due to increased sales and production levels for TeliCam Systems.

    Capital expenditures totaled $200,686 for the ten-month period ended December 31, 1996, and resulted primarily from purchases of additional computer equipment and test equipment to support the administrative and production functions of the Company. Book overdrafts decreased in the current period by $49,906. Cash on hand at the end of the period was $1,058,836.

    The Company requires additional cash to continue to pay down its liabilities (including, without limitation, the Bridge Notes issued in the November 1996 Bridge Financing) for working capital purposes to support anticipated increased sales levels and to fund its research and development activities.

    Based on its current operating plan, the Company believes that the proceeds of the Proposed Offering, together with existing resources and cash generated from operations, if any, will be sufficient to satisfy the Company's contemplated working capital requirements for at least the next twelve months. There can be no assurance that the Proposed Offering will be successful, that the Company's working capital requirements during this period will not exceed its available resources or that these funds will be sufficient to meet the Company's longer term cash requirements for operations.

    On February 13, 1997, the Company received a Commitment Letter from Comerica Bank ("Comerica") confirming Comerica's intent to extend a $2,000,000 line of credit to the Company, to be secured by a first priority security interest in the Company's assets and by an assignment of the Company's rights under a distribution agreement with the Boston Marketing Company, Ltd. The credit facility will bear interest monthly at the rate of the Comerica Bank Prime plus one-quarter of one percent (0.25%), as it may change from time to time, through June 1, 1998. All borrowings under the facility will be subject to a formula based, generally, on accounts receivable and inventory. The Company intends to use the proceeds of this credit facility for working capital and general corporate purposes. Although negotiations of the credit facility are proceeding, the commitment of Comerica is contingent upon the parties' ability to execute and deliver a definitive credit agreement, reach arrangements with current secured creditors to provide Comerica with a first priority lien and upon the absence of any material adverse change in the Company's business or financial condition. There can be no assurance that the Company will be successful in obtaining the credit facility, and the failure of the Company to do so could have a material adverse effect on the Company's business, operating results and financial condition.

FLUCTUATIONS IN QUARTERLY RESULTS

    The Company's business is subject to certain quarterly influences. Net sales and operating profits are generally higher in the fourth quarter due to the purchasing patterns of dentists in the United States and are generally lower in the first quarter due primarily to the effect upon demand of increased purchases in the prior quarter. It is also expected that the Company's business will experience lower sales in the summer months as a consequence of holiday vacations and a lesser number of trade shows. Additionally, use by the Company of a portion of the proceeds of the Proposed Offering to repay the Bridge Notes will cause the Company to incur a charge in the second quarter of 1997 of approximately $378,000. Quarterly results may also be adversely affected by a variety of other factors, including the timing of acquisitions and related costs, the release of new products and promotions taking place within the quarter. The Company plans to increase expenses to fund greater levels of research and development and to fund investments in joint ventures and acquisitions. To the extent that such expenses precede or are not subsequently followed by increased revenues, the Company's business, operating results and financial condition will be adversely affected.

                    DENTAL/MEDICAL DIAGNOSTIC SYSTEMS, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                             ---------
Report of Independent Accountants..........................................................................        F-2

Consolidated Balance Sheets as of December 31, 1996 and March 2, 1996......................................        F-3

Consolidated Statements of Operations for the Ten-month period ended December 31, 1996 and for the Period
  from Inception (October 23, 1995) to March 2, 1996.......................................................        F-4

Consolidated Statements of Stockholders' Equity for the Ten-month period ended December 31, 1996 and for
  the Period from Inception (October 23, 1995) to March 2, 1996............................................        F-5

Consolidated Statements of Cash Flows for the Ten-month period ended December 31, 1996 and for the Period
  from Inception (October 23, 1995) to March 2, 1996.......................................................        F-6

Notes to Consolidated Financial Statements.................................................................        F-7

    The accompanying consolidated financial statements reflect the reverse stock split of one share for 1.33333333 shares of Common Stock, which is to be effected on or before March 24, 1997. The following Report of Independent Accountants is in the form that will be signed by Coopers & Lybrand L.L.P. upon consummation of the one-for-1.33333333 reverse stock split as described in Note 2 of Notes to Consolidated Financial Statements assuming, that from the date thereon to the date of such split, no other events shall have occurred that would affect the accompanying consolidated financial statements and notes thereto.

Coopers & Lybrand L.L.P.
Los Angeles, California
February 25, 1997

                       REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors and Stockholders of
Dental/Medical Diagnostic Systems, Inc.

    We have audited the accompanying consolidated financial statements of Dental/Medical Diagnostic Systems, Inc. and Subsidiaries ("the Company") listed in the index on page F-1 of this Report. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Dental/Medical Diagnostic Systems, Inc. and Subsidiaries as of December 31, 1996 and March 2, 1996 and the consolidated results of their operations and their cash flows for the ten-month period ended December 31, 1996 and for the period from inception (October 23, 1995) to March 2, 1996 in conformity with generally accepted accounting principles.

Los Angeles, California
January 31, 1997, except for the effects of the stock split
described in Note 2, as to which the date is             .

            DENTAL/MEDICAL DIAGNOSTIC SYSTEMS, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                   AS OF DECEMBER 31, 1996 AND MARCH 2, 1996

                                                                                      DECEMBER 31,
                                                                                          1996       MARCH 2, 1996
                                                                                      -------------  -------------
                                                      ASSETS
Current assets
  Cash and cash equivalents.........................................................  $   1,058,836  $     666,611
  Accounts receivable, less allowance for returns and doubtful accounts of $146,699
    and $28,280 at December 31, 1996 and March 2, 1996..............................      1,158,444         49,023
  Inventories.......................................................................      1,513,075      1,072,085
  Deferred tax asset................................................................         90,000       --
  Prepaid expenses and other current assets.........................................        208,552        152,985
                                                                                      -------------  -------------
    Total current assets............................................................      4,028,907      1,940,704
  Property and equipment, net of accumulated depreciation...........................        393,578        249,000
  Debt issuance costs, net of accumulated amortization..............................        253,686       --
  Other assets......................................................................         42,270         36,040
                                                                                      -------------  -------------
    Total assets....................................................................  $   4,718,441  $   2,225,744
                                                                                      -------------  -------------
                                                                                      -------------  -------------
                                  LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Book overdraft....................................................................  $    --        $      49,906
  Current portion of capital lease obligations......................................         18,468         15,505
  Notes payable to related parties..................................................       --              277,015
  Accounts payable..................................................................      1,089,332      1,616,866
  Accrued liabilities...............................................................        462,456        189,974
  Income taxes payable..............................................................        168,570       --
  Customer deposits.................................................................         33,607        249,345
                                                                                      -------------  -------------
    Total current liabilities.......................................................      1,772,433      2,398,611

  Notes payable.....................................................................      1,355,291       --
  Notes payable to related parties..................................................        272,966       --
  Capital lease obligations.........................................................         66,028         74,836
  Other long term liabilities.......................................................         14,098         12,629
                                                                                      -------------  -------------
    Total liabilities...............................................................      3,480,816      2,486,076
                                                                                      -------------  -------------
  Commitments and contingencies
  Stockholders' equity (deficit)
    Preferred stock, par value $.01 per share; 1,000,000 shares authorized; none
      issued and outstanding........................................................       --             --
    Common stock, par value $.01 per share; 20,000,000 shares authorized; 2,985,537 and 2,563,318 shares issued and outstanding at December 31, 1996 and March 2,
      1996..........................................................................         29,855         25,633
    Additional paid in capital......................................................      2,695,832      1,339,248
    Accumulated deficit.............................................................     (1,488,062)    (1,625,213)
                                                                                      -------------  -------------
    Total stockholders' equity (deficit)............................................      1,237,625       (260,332)
                                                                                      -------------  -------------
    Total liabilities and stockholders' equity (deficit)............................  $   4,718,441  $   2,225,744
                                                                                      -------------  -------------
                                                                                      -------------  -------------

  The accompanying notes are an integral part of these consolidated financial statements.

            DENTAL/MEDICAL DIAGNOSTIC SYSTEMS, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                FOR THE TEN-MONTH PERIOD ENDED DECEMBER 31, 1996
     AND FOR THE PERIOD FROM INCEPTION (OCTOBER 23, 1995) TO MARCH 2, 1996

                                                                                  TEN MONTHS ENDED   INCEPTION TO
                                                                                  DECEMBER 31, 1996  MARCH 2, 1996
                                                                                  -----------------  -------------
Net sales.......................................................................    $  11,673,102    $     220,623
Cost of sales...................................................................        6,685,464          202,115
                                                                                  -----------------  -------------
  Gross profit..................................................................        4,987,638           18,508
Selling, general and administrative expense.....................................        4,360,736        1,111,391
Research and development expense................................................          322,467          528,426
                                                                                  -----------------  -------------
  Operating income (loss).......................................................          304,435       (1,621,309)
Interest expense................................................................           57,166            3,904
Amortization of debt issuance costs.............................................           31,548         --
                                                                                  -----------------  -------------
  Income (loss) before income taxes.............................................          215,721       (1,625,213)
Provision for income taxes......................................................           78,570         --
                                                                                  -----------------  -------------
  Net income (loss).............................................................    $     137,151    $  (1,625,213)
                                                                                  -----------------  -------------
                                                                                  -----------------  -------------
Net income (loss) per share.....................................................    $         .05    $       (1.57)
                                                                                  -----------------  -------------
                                                                                  -----------------  -------------
Number of shares used in computing per share amounts............................        3,019,213        1,035,778
                                                                                  -----------------  -------------
                                                                                  -----------------  -------------

  The accompanying notes are an integral part of these consolidated financial statements.

            DENTAL/MEDICAL DIAGNOSTIC SYSTEMS, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                FOR THE TEN-MONTH PERIOD ENDED DECEMBER 31, 1996
   AND FOR THE PERIOD FROM INCEPTION (OCTOBER 23, 1995) TO DECEMBER 31, 1996

                                               COMMON STOCK          ADDITIONAL
                                           ---------------------       PAID IN        ACCUMULATED
                                             SHARES     AMOUNT         CAPITAL          DEFICIT         TOTAL
                                           ----------  ---------  -----------------  -------------  -------------
Balance, October 23, 1995 (date of
  inception).............................      --      $  --        $    --          $    --        $    --
Issuance of common stock for cash........   1,416,500     14,165          617,070         --              631,235
Issuance of common stock for services....     290,126      2,901          125,216         --              128,117
Issuance of common stock for cash, net of
  issuance costs.........................     856,692      8,567          596,962         --              605,529
Net loss.................................      --         --             --             (1,625,213)    (1,625,213)
                                           ----------  ---------  -----------------  -------------  -------------
Balance, March 2, 1996...................   2,563,318     25,633        1,339,248       (1,625,213)      (260,332)
Issuance of common stock for cash, net of
  issuance costs.........................     422,219      4,222        1,050,281         --            1,054,503
Issuance of warrants for cash............      --         --              259,103         --              259,103
Issuance of stock options to
  nonemployees...........................      --         --               47,200         --               47,200
Net income...............................      --         --             --                137,151        137,151
                                           ----------  ---------  -----------------  -------------  -------------
Balance, December 31, 1996...............   2,985,537  $  29,855    $   2,695,832    $  (1,488,062) $   1,237,625
                                           ----------  ---------  -----------------  -------------  -------------
                                           ----------  ---------  -----------------  -------------  -------------

  The accompanying notes are an integral part of these consolidated financial statements.

            DENTAL/MEDICAL DIAGNOSTIC SYSTEMS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                FOR THE TEN-MONTH PERIOD ENDED DECEMBER 31, 1996
     AND FOR THE PERIOD FROM INCEPTION (OCTOBER 23, 1995) TO MARCH 2, 1996

                                                                                TEN MONTHS ENDED    INCEPTION TO
                                                                                DECEMBER 31, 1996  MARCH 2, 1996
                                                                                -----------------  --------------
Cash flows from operating activities:
Net income (loss).............................................................    $     137,151     $ (1,625,213)
Adjustments to reconcile net income (loss) to net cash used by operating activities:
  Depreciation and amortization...............................................          108,047            9,219
  Allowance for returns and doubtful accounts.................................           79,123           28,280
  Inventory write down........................................................           20,822           91,556
  Deferred taxes..............................................................          (90,000)         --
  Deferred rent...............................................................            1,469           12,629
  Common stock and stock options issued for services..........................           47,200          128,117
  Changes in operating assets and liabilities:
    Accounts receivable.......................................................       (1,188,544)         (77,303)
    Inventories...............................................................         (461,812)      (1,163,641)
    Prepaid expenses and other current assets.................................          (55,567)        (152,985)
    Other assets..............................................................           (6,230)         (36,040)
    Accounts payable..........................................................         (448,316)       1,524,470
    Accrued liabilities.......................................................          272,482          131,991
    Income taxes payable......................................................          168,570          --
    Customer deposits.........................................................         (215,738)         249,345
                                                                                -----------------  --------------
      Net cash used by operating activities...................................       (1,631,343)        (879,575)
                                                                                -----------------  --------------
Cash flows from investing activities:
  Purchase of property and equipment..........................................         (200,686)        (144,537)
                                                                                -----------------  --------------
      Net cash used in investing activities...................................         (200,686)        (144,537)
                                                                                -----------------  --------------
Cash flows from financing activities:
  (Decrease) increase in book overdraft.......................................          (49,906)          49,906
  Accounts payable to related party in excess of terms........................          (79,218)          79,218
  Net proceeds from issuance of common stock..................................        1,054,503        1,291,113
  Net proceeds from issuance of notes payable.................................        1,314,766          --
  Proceeds from borrowings from related parties...............................           25,000          377,015
  Payments on borrowings from related parties.................................          (29,049)        (100,000)
  Principal payments on capital lease obligations.............................          (11,842)          (6,529)
                                                                                -----------------  --------------
      Net cash provided by financing activities...............................        2,224,254        1,690,723
                                                                                -----------------  --------------
      Net increase in cash and cash equivalents...............................          392,225          666,611
Cash and cash equivalents, beginning of period................................          666,611          --
                                                                                -----------------  --------------
Cash and cash equivalents, end of period......................................    $   1,058,836     $    666,611
                                                                                -----------------  --------------
                                                                                -----------------  --------------
Supplemental cash flow information:
Capital lease obligations incurred............................................    $       5,997     $     96,870
Property and equipment not paid for at period end.............................         --                 16,812
Common stock issuance costs not paid for at period end........................         --                 54,349
Interest paid.................................................................            8,219          --

  The accompanying notes are an integral part of these consolidated financial statements.

            DENTAL/MEDICAL DIAGNOSTIC SYSTEMS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. GENERAL

    The Company was organized in New York in 1981 under the name Edudata Corporation and reincorporated in Delaware in 1983 by Sun Equities Corporation ("Sun") which owned approximately 81 percent of the Company's outstanding common stock until August 11, 1995. At that time, Sun distributed the shares of the Company that it owned to its stockholders in the form of a dividend.

    The Company was initially organized to provide education in the use of personal computers, to market software programs developed by others, and to provide a broad range of advisory services to businesses in conjunction with both computer and non-computer related management issues. The Company's original concept was modified, however, and until 1987, the Company was engaged in the ownership and operation of technical schools through its subsidiaries, Betty Owen Secretarial Systems, Inc. and Taylor Business Institute, Inc., and in the development, construction and sale of single-family homes and commercial buildings through its majority-owned subsidiary, Lytton & Tolly, Inc. In 1988 the Company disposed of its subsidiaries and their operations and determined to use the proceeds to acquire another business. From 1988 to early 1996, the Company's operations were limited to exploring opportunities to acquire or to become an operating business.

    On March 1, 1996, the Company acquired all the outstanding securities of Dental/Medical Diagnostic Systems LLC, a California limited liability company ("DMD"), and Bavarian Dental Instruments, Inc., a California close corporation ("BDI"), in exchange for the issuance by the Company of a total of 1,706,626 restricted shares of its Common Stock. As a result of these transactions, the former members of DMD and former stockholders of BDI gained a majority of the Company's voting securities and management control of the Company was transferred to the former management of DMD and BDI. For accounting purposes these transactions were treated as a recapitalization of DMD and BDI, with DMD and BDI combined as the acquiror (reverse acquisition). As a result, the combined historical financial statements of DMD and BDI became the financial statements of the Company.

    On January 28, 1997 the Company changed its name to Dental/Medical Diagnostic Systems, Inc. ("DMDS") from Edudata Corporation. Collectively, DMDS and its wholly owned subsidiaries are referred to as the Company.

    The Company designs, develops, manufactures and sells high technology dental equipment. Currently, the Company's primary emphasis is on the manufacture and sale of an intraoral camera system known as the TeliCam System and a dental office networking system, known as InTELInet, for use in connection with the TeliCam System. The Company commenced shipments of TeliCam Systems to customers in February 1996 and, in November 1996, introduced the InTELInet networking system for the TeliCam System.

    BDI was initially formed in November 1995 to import from Russia, distribute and market dental burs in the United States and elsewhere. The first sales of the burs commenced in early March 1996. On July 9, 1996, the Company decided to discontinue the dental bur product line.

2. BASIS OF PRESENTATION

    On October 23, 1996, the Company authorized an increase in the authorized number of shares of Common Stock from 10,000,000 shares to 20,000,000 shares. The Board of Directors also authorized a new class of 1,000,000 shares of Preferred Stock with a par value of $.01 per share.

            DENTAL/MEDICAL DIAGNOSTIC SYSTEMS, INC. AND SUBSIDIARIES

2. BASIS OF PRESENTATION (CONTINUED)
    On January 13, 1997, the Company effected a reverse stock split of 1 share for 2.197317574 shares of its issued and outstanding Common Stock. In addition, on February 11, 1997 the Company's Board of directors approved, subject to stockholder approval, a reverse stock split of 1 share for 1.33333333 shares of its issued and outstanding Common Stock. All share and per share amounts have been retroactively restated to reflect these reverse splits.

    On February 5, 1997 the Company changed its fiscal year-end from a fiscal year ending on the nearest Saturday to February 28th to a December 31 fiscal year-end. The accompanying consolidated financial statements reflect the operating results of the Company for the ten-month period from March 3, 1996 through December 31, 1996 and for the period from inception (October 23, 1995) through March 2, 1996.

3. ACQUISITION OF DMD AND BDI

    On March 1, 1996, DMDS (formerly Edudata) completed the acquisition of BDI and DMD. The acquisition was affected pursuant to the terms of the two Contribution Agreements dated February 29, 1996 ("Contribution Agreements") between DMDS and BDI and between DMDS and DMD. Pursuant to the Contribution Agreements the former shareholders of BDI and members of DMD received a total of 1,706,626 shares of newly issued DMDS restricted common stock, then constituting approximately 66.6% of DMDS' outstanding common stock, taking into consideration the newly issued shares. As part of the transaction, DMDS' prior Board of Directors resigned and were replaced by Robert H. Gurevitch, Chief Executive Officer, director and member/shareholder of DMD and BDI, Hiroki Umezaki, President of DMD's International Operations, director and member of DMD and two outside directors. In addition, existing management and security holders of both DMD and BDI assumed management control of DMDS.

    Accordingly, for accounting purposes the acquisition was treated as a recapitalization of DMD and BDI with DMD and BDI combined as the acquiror (reverse acquisition). As a result, the combined historical financial statements of DMD and BDI became the financial statements of DMDS.

    Further, since DMDS' assets consisted solely of approximately $660,000 in cash and cash equivalents and had no operations in the seven years prior to the acquisition, for accounting purposes this transaction was recorded by the Company as the issuance of common stock for cash held by DMDS. Therefore no proforma information has been presented.

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of DMDS and its wholly owned subsidiaries as of December 31, 1996 and March 2, 1996 and for the ten-month period ended December 31, 1996 and for the period from inception (October 23, 1995) to March 2, 1996. All intercompany balances and transactions have been eliminated.

    USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and

            DENTAL/MEDICAL DIAGNOSTIC SYSTEMS, INC. AND SUBSIDIARIES

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) the reported amounts of revenues and expenses during the reporting period. The significant estimates made in the preparation of the consolidated financial statements relate to the assessment of the carrying value of accounts receivable, inventories, and estimated provision for warranty costs. Actual results could differ from those estimates.

    RISKS AND UNCERTAINTIES

    The Company buys certain key components from one supplier or from a limited number of suppliers. Although there are a limited number of suppliers of the key components, management believes that other suppliers could provide similar components on comparable terms. Changes in key suppliers could cause delays in manufacturing and distribution of products and a possible loss in sales, which could adversely affect operating results.

    The Company has derived substantially all of its revenues from the sale of one product family. The Company believes that the inability to attract new customers, the loss of one or more of its major customers, a significant reduction in business from such customers, or the uncollectibility of amounts due from any of its larger customers, could have a material adverse affect on the Company.

    REVENUE RECOGNITION

    The Company recognizes revenue from the sales of systems and supplies at the time of shipment and satisfaction of significant vendor obligations, if any, net of an allowance for estimated sales returns. The Company generally warrants its systems for one year. A provision for estimated future costs relating to warranty is recorded when systems are shipped.

    CASH AND CASH EQUIVALENTS

    For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

    INVENTORIES

    Inventories are carried at standard costs which approximate the lower of actual cost (first-in; first-out) or market. Such amounts include the cost of materials and, when applicable, labor and overhead.

    PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost, less accumulated depreciation. Capitalized leases are recorded at the lower of fair market value or the present value of future minimum lease payments, less accumulated amortization. Maintenance and repairs are expensed as incurred. The cost and related accumulated depreciation and amortization of property and equipment sold or retired are removed from the accounts and the resulting gains or losses are included in current operations. Depreciation and amortization are provided on a straight line basis over the estimated useful lives of the related asset, or

            DENTAL/MEDICAL DIAGNOSTIC SYSTEMS, INC. AND SUBSIDIARIES

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) with respect to leasehold improvements and capital leases by the primary term of the lease, whichever is less, as follows:

Equipment and software, including capitalized leases...............    5 years
Furniture and fixtures.............................................    7 years
Leasehold improvements.............................................    3 years

    ADVERTISING AND PROMOTION COSTS

    Production costs of future media advertising and costs of dental industry trade shows are deferred until the advertising or trade show occurs. All other advertising and promotion costs are expensed as incurred. Total advertising and promotion expenses incurred for the ten-month period ended December 31, 1996 were $1,008,879 and for the period from inception (October 23, 1995) through March 2, 1996 were $437,590.

    RESEARCH AND DEVELOPMENT COSTS

    Costs related to research and development are expensed as incurred.

    INCOME TAXES

    The Company accounts for income taxes under the liability method. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities.

    STOCK-BASED EMPLOYEE COMPENSATION AWARDS

    Statement of Financial Accounting Standards No. 123, "Accounting for the Awards of Stock-Based Compensation to Employees" ("SFAS No. 123") encourages, but does not require companies to record compensation cost for stock-based compensation plans at fair value. The Company has adopted the disclosure requirements of SFAS No. 123, which involves proforma disclosure of net income under SFAS No. 123, detailed descriptions of plan terms and assumptions used in valuing stock option grants. The Company has chosen to continue to account for stock-based employee compensation awards in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees".

    CONCENTRATION OF CREDIT RISK AND MAJOR CUSTOMERS

    Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash deposits and trade accounts receivable. The Company's cash deposits are placed with various financial institutions and, from time to time, may exceed the Federal Deposit Insurance Corporation limit.

    For the ten month period ended December 31, 1996, five of the Company's customers accounted for approximately 21% of sales and as of December 31, 1996, six of the Company's customers, primarily international distributors, accounted for approximately 75% of trade accounts receivable. Export sales

            DENTAL/MEDICAL DIAGNOSTIC SYSTEMS, INC. AND SUBSIDIARIES

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) represented approximately 20% of total sales for the ten-month period ended December 31, 1996. No customer accounted for more than 10% of revenues and there were no export sales in the period ended March 2, 1996.

    The Company extends credit based on an ongoing credit evaluation of its customers' financial condition and generally does not require collateral. Estimated credit losses and returns have been provided for in the financial statements and, to date, have been within management's expectations.

    The majority of the Company's current customers consist of dental professionals. Certain of the dental professionals lease the Company's products through third party leasing companies. Under the terms of the sales, the leasing companies have no recourse against the Company.

    FAIR VALUE OF FINANCIAL INSTRUMENTS

    Statement of Financial Accounting Standards No. 107, "Disclosure About Fair Value of Financial Instruments", requires disclosure of fair value information about all financial instruments held by a company except for certain excluded instruments and instruments for which it is not practical to estimate fair value. The carrying value of the Company's financial instruments approximates their fair value.

    EARNINGS (LOSS) PER SHARE

    Earnings (loss) per share is computed based on the weighted average number of common and common equivalent shares outstanding during the periods presented, using the treasury stock method. Common stock equivalents related to warrants and stock options are excluded from the computation when their effect is antidilutive.

5. RELATED PARTY TRANSACTIONS

    In October 1996, the Company entered into an agreement with Boston Marketing Company, Ltd. ("Boston Marketing") pursuant to which the Company obtained worldwide marketing rights in the dental market for the Teli Units as well as the right to use the "TeliCam" trademark. At the time the Company entered into this agreement, Hiroki Umezaki was an officer, director and principal stockholder of the Company and is a substantial stockholder and the President of Boston Marketing. At December 31, 1996 and March 2, 1996 the Company owed Boston Marketing approximately $247,500 and $674,218, respectively, in connection with Teli Units purchased by the Company. For the ten-month period ended December 31, 1996, the Company purchased 2,509 Teli Units at an aggregate cost of $1,881,750 and from inception (October 23, 1995) through March 2, 1996, the Company purhased 905 Teli Units at an aggregate cost of $674,218 from Boston Marketing. In addition, the Company had an agreement with Mr. Umezaki pursuant to which he was to receive a 15% commission on all sales made by the Company in Asia, except Japan for which his commission was to be 12%. This agreement resulted in Mr. Umezaki earning $15,000 in commissions for the ten-month period ended December 31, 1996.

    From December 1995 through February 1996, Robert H. Gurevitch, Chairman of the Board and Chief Executive Officer of the Company, and Boston Marketing, an affiliate of Mr. Umezaki, loaned the Company an aggregate of $377,015. The promissory notes evidencing such loans bear interest at 6% per annum and were originally payable within six months. On February 26, 1996, the Company repaid $50,000 to each of Mr. Gurevitch and Boston Marketing. No interest has been paid on the remaining principal balance of these notes although interest has been accrued in the Company's financial statements. In

            DENTAL/MEDICAL DIAGNOSTIC SYSTEMS, INC. AND SUBSIDIARIES

5. RELATED PARTY TRANSACTIONS (CONTINUED)
November 1996, Mr. Gurevitch and Boston Marketing each agreed to extend the term of their respective notes until the earlier to occur of: (i) twenty-four months following the closing of the Bridge Financing (see Note 11); (ii) at such time as the Company receives proceeds from the sale of the Common Stock in connection with a public offering; and (iii) the repayment of the Bridge Notes in full. In addition, on April 11, 1996, Boston Marketing loaned the Company an additional $25,000 under similar terms ("April Loan"). The April Loan was repaid in full on August 26, 1996.

    Mr. Gurevitch and Mr. Umezaki have guaranteed the performance by the Company under the Company's leases for its Irvine and Westlake premises, and Mr. Gurevitch has also personally guaranteed the Company's credit card processing agreement with the Checkfree Corporation.

6. INVENTORIES

    Inventories consisted of the following:

                                                                   DECEMBER 31,    MARCH 2,
                                                                       1996          1996
                                                                   ------------  ------------
Raw materials....................................................   $  789,464   $    754,946
Work in process..................................................      136,786         49,164
Finished goods...................................................      586,825        267,975
                                                                   ------------  ------------
                                                                    $1,513,075   $  1,072,085
                                                                   ------------  ------------
                                                                   ------------  ------------

7. PREPAID EXPENSES AND OTHER CURRENT ASSETS

    Prepaid expenses and other current assets consisted of the following:

                                                                   DECEMBER 31,    MARCH 2,
                                                                       1996          1996
                                                                   ------------  ------------
Prepaid advertising and industry trade show fees.................   $  178,281   $    117,495
Other............................................................       30,271         35,490
                                                                   ------------  ------------
                                                                    $  208,552   $    152,985
                                                                   ------------  ------------
                                                                   ------------  ------------

            DENTAL/MEDICAL DIAGNOSTIC SYSTEMS, INC. AND SUBSIDIARIES

8. PROPERTY AND EQUIPMENT

    Property and equipment consisted of the following:

                                                                     DECEMBER 31,   MARCH 2,
                                                                         1996         1996
                                                                     ------------  ----------
Equipment and software, including $102,867 and $96,870 of
  capitalized leases at December 31, 1996 and March 2, 1996........   $  342,989   $  191,705
Furniture and fixtures.............................................      116,152       61,352
Leasehold improvements.............................................        5,761        5,162
                                                                     ------------  ----------
                                                                         464,902      258,219

Less accumulated depreciation and amortization, including $20,341 and $3,368 relating to capitalized leases at December 31, 1996
  and at March 2, 1996.............................................      (71,324)      (9,219)
                                                                     ------------  ----------
                                                                      $  393,578   $  249,000
                                                                     ------------  ----------
                                                                     ------------  ----------

9. ACCRUED LIABILITIES

    Accrued liabilities consisted of the following:

                                                                     DECEMBER 31,   MARCH 2,
                                                                         1996         1996
                                                                     ------------  ----------
Accrued commissions................................................   $  257,341   $   32,516
Accrued warranty...................................................       56,515       38,444
Accrued salaries and wages.........................................       42,159       45,432
Accrued interest...................................................       34,552        1,822
Other..............................................................       71,889       71,760
                                                                     ------------  ----------
                                                                      $  462,456   $  189,974
                                                                     ------------  ----------
                                                                     ------------  ----------

10. COMMITMENTS AND CONTINGENCIES

    LEASES

    The Company leases two facilities under various operating leases which expire in 1998 and 2000. The leases require the Company to pay taxes, maintenance fees, and insurance and provide for periodic fixed rent increases based on a published price index. The Company also leases certain equipment under capital leases which expire in 2000 and has the right to purchase the underlying equipment at the termination of the leases for its fair market value. Rent expense for all operating leases was approximately $102,000 and $38,000 for the ten-month period ended December 31, 1996 and for the period from inception (October 23, 1995) to March 2, 1996, respectively. All non-cancelable leases are guaranteed by Robert H. Gurevitch, Chief Executive Officer and Chairman of the Board of the Company. The other facility lease is co-guaranteed by Hiroki Umezaki, former Executive Vice President, director, Secretary, and stockholder of the Company.

            DENTAL/MEDICAL DIAGNOSTIC SYSTEMS, INC. AND SUBSIDIARIES

10. COMMITMENTS AND CONTINGENCIES (CONTINUED)
    The aggregate liability for future rentals under these lease agreements as of December 31, 1996, is summarized as follows:

                                                                         CAPITAL    OPERATING
YEAR ENDED DECEMBER 31                                                    LEASES      LEASES
----------------------------------------------------------------------  ----------  ----------
1997..................................................................  $   29,795  $  116,359
1998..................................................................      28,077     109,026
1999..................................................................      25,672      70,008
2000..................................................................      22,539      61,257
                                                                        ----------  ----------
                                                                           106,083  $  356,650
                                                                                    ----------
                                                                                    ----------

Less amounts representing:
  Interest............................................................      21,587
  Current portion.....................................................      18,468
                                                                        ----------
Long term portion.....................................................  $   66,028
                                                                        ----------
                                                                        ----------

11. CAPITAL TRANSACTIONS

    As previously described in Note 3, for accounting purposes, the acquisition of DMD and BDI was treated as a recapitalization of DMD and BDI, whereby the previously outstanding shares and interests of DMD and BDI were exchanged for 1,706,626 shares of DMDS (formerly Edudata) restricted common stock and 856,692 shares of common stock were issued for the approximately $660,000 in cash and cash equivalents held by DMDS ($606,000 net of issuance costs of approximately $54,000). Accordingly, DMD's and BDI's historical shareholder's equity and members' interest activity prior to the acquisition has been retroactively restated for the equivalent number of DMDS' common shares received in the transaction.

    The capital transactions of DMD and BDI prior to the acquisition of DMD and BDI by the Company have been restated as if (i) the Company issued 870,379 shares of its common stock to Robert Gurevitch, Chief Executive Officer and Chairman of the Board for cash payments totaling approximately $388,235 or $.44 per share; (ii) the Company issued 546,121 shares of its common stock to Hiroki Umezaki, Executive Vice-president, director, and Secretary of the Company for cash payments totaling approximately $243,000, or $.44 per share; and (iii) in exchange for services, 290,126 shares of the Company's common stock were issued to three employees and valued at approximately $128,000, or $.44 per share for which compensation expense was included in the consolidated statements of operations.

    On May 30, 1996, the Company completed the sale of a total of 422,219 shares of its common stock to six foreign investors. Each share was sold at a price of $2.58 per share and, consequently, the Company raised approximately $1,055,000 from the sale, net of related expenses of approximately $34,000.

    On November 27, 1996, the Company raised $1,314,766, net of issuance costs of $285,234, through a private placement of 32 Units to certain accredited investors. Each Unit consisted of a secured promissory note in the principal amount of $50,000 ("Note") and a warrant ("Bridge Warrant") to purchase 18,750 shares of Common Stock at a purchase price of $2.67 per share. The Notes bear interest at a rate of 10% per annum and the principal and all accrued interest are payable upon the earliest to occur of: (a) May 27, 1998; (b) certain change in control events effecting the Company; (c) a public offering of the Company's

            DENTAL/MEDICAL DIAGNOSTIC SYSTEMS, INC. AND SUBSIDIARIES

11. CAPITAL TRANSACTIONS (CONTINUED)
securities; or (d) the sale by the Company's Chief Executive Officer of all or substantially all of his holdings of Common Stock. Upon the happening of certain events the holders of the Notes will have the right to convert the outstanding balances of their Notes into shares of Common Stock at a rate of $2.67 per share. The Warrants are first exercisable on November 27, 1997 and expire on November 27, 2002. As a result of the warrant issuance, these Notes have been discounted by $259,103, which amount is being amortized over the term of the Notes.

12. STOCK OPTIONS

    During the ten-month period ended December 31, 1996, the Company granted stock options to certain executives, key employees and directors. The options were granted with an exercise price equal to the fair value of the common stock at the date of grant, are fully vested and are exercisable over a period of five years.

    The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions (i) risk-free interest rate of 6.85%, (ii) expected option life of 5 years, (iii) forfeiture rate of 0, (iv) expected volatility of 143% and (v) no expected dividends.

    A summary of stock option activity with executives, key employees and directors is as follows:

                                                                                     WEIGHTED      WEIGHTED AVERAGE
                                                                      NUMBER OF   AVERAGE OPTION    GRANT DATE FAIR
                                                                       SHARES     EXERCISE PRICE         VALUE
                                                                     -----------  ---------------  -----------------
Options outstanding at March 2, 1996...............................      --          $  --             $  --
Granted............................................................     139,943           2.63              2.11
Exercised..........................................................      --             --                --
                                                                     -----------         -----             -----
Options outstanding at December 31, 1996...........................     139,943      $    2.63         $    2.11
                                                                     -----------         -----             -----
                                                                     -----------         -----             -----
Options exercisable at December 31, 1996...........................     139,943      $    2.63
                                                                     -----------         -----
                                                                     -----------         -----

    The following table summarizes information about stock options outstanding at December 31, 1996:

Range of exercise prices........................................  $.88-2.93
Weighted average remaining contractual life.....................  51 months

    The Company has adopted the disclosure only provisions of SFAS No. 123 and accordingly, no compensation expense has been recognized for stock options granted to executives, key employees, and directors. Had compensation expense for such grants been determined based on the fair value of the award at the grant date, consistent with the provisions of SFAS No. 123, the Company's net income and income per share would have been reduced to the pro forma amounts indicated below:

Net income--as reported..........................................  $ 137,151
                                                                   ---------
                                                                   ---------
Net loss--pro forma..............................................  $(158,129)
                                                                   ---------
                                                                   ---------
Income per share--as reported....................................  $    0.05
                                                                   ---------
                                                                   ---------
Loss per share--pro forma........................................  $   (0.06)
                                                                   ---------
                                                                   ---------

            DENTAL/MEDICAL DIAGNOSTIC SYSTEMS, INC. AND SUBSIDIARIES

12. STOCK OPTIONS (CONTINUED)
    In addition to the stock options granted to executives, key employees and directors, the Company also issued stock options to various non-employees for past or future services. As of December 31, 1996 options to purchase 80,211 shares of common stock were held by non-employees with an exercise price of $.88-$2.93 per share, exercisable over five to ten years. Certain of these options vest 20% per year over five years. Compensation expense of $47,200 was recognized during the ten-month period ended December 31, 1996 in connection with the issuance of these options.

13. INCOME TAXES

    The income tax expense (benefit) for the ten-month period ended December 31, 1996 is as follows:

Current:
  Federal.........................................................  $ 132,570
  State...........................................................     36,000
                                                                    ---------
                                                                      168,570
                                                                    ---------
Deferred:
  Federal.........................................................    (67,000)
  State...........................................................    (23,000)
                                                                    ---------
                                                                      (90,000)
                                                                    ---------
Total.............................................................  $  78,570
                                                                    ---------
                                                                    ---------

    The Company's effective tax rate for the ten-month period ended December 31, 1996 differs from the statutory federal income tax rate as follows:

Tax provision at the statutory rate.................................          34%
Nondeductible expenses..............................................          10
State taxes, net of federal benefit.................................          14
Reduction in deferred asset valuation allowance.....................         (27)
Other...............................................................           5
                                                                              --
                                                                              36%
                                                                              --
                                                                              --

    There was no tax expense for the period from inception (October 23, 1995) through March 2, 1996 due principally to DMD being formed as a limited liability company and, prior to the acquisition by DMDS, having elected to be taxed as a partnership. Due to the net operating loss incurred, however, treatment as a C corporation would not have resulted in tax expense for the period from inception through March 2, 1996.

            DENTAL/MEDICAL DIAGNOSTIC SYSTEMS, INC. AND SUBSIDIARIES

13. INCOME TAXES (CONTINUED)
    The components of the net deferred taxes are as follows:

                                                                      DECEMBER 31,   MARCH 2,
                                                                          1996         1996
                                                                      ------------  ----------
Deferred Tax Assets:
  Inventory reserves................................................   $   28,300   $   26,900
  Warranty accrual..................................................       22,600       15,400
  Allowance for returns and doubtful accounts.......................       37,900       11,000
  Other.............................................................        1,200        4,300
  Valuation allowance...............................................       --          (57,600)
                                                                      ------------  ----------
                                                                       $   90,000   $   --
                                                                      ------------  ----------
                                                                      ------------  ----------

    Based on the level of taxable income generated by the Company in the current period, management believes it is more likely than not that the Company will realize the benefit of its recorded net deferred tax asset.

14. SUBSEQUENT EVENTS (UNAUDITED)

    Effective February 11, 1997 the Company's Board of Directors approved the adoption of the 1997 Stock Incentive Plan ("Plan"). The Plan provides for the grant of stock awards to directors, employees, officers and consultants of the Company. A maximum of 350,000 shares of Common Stock are authorized and reserved for issuance under the Plan.

    On February 13, 1997, the Company received a commitment letter from a bank to provide a $2,000,000 line of credit, to be secured by a first priority security interest in the Company's assets and by an assignment of the Company's rights under a distribution agreement with Boston Marketing. The credit facility will bear interest monthly at the bank's prime rate, plus one-quarter of one percent, through June 1, 1998. All borrowings under the facility will be subject to a formula based, generally, on the levels of accounts receivable and inventory.

BOARD OF DIRECTORS           EXECUTIVE OFFICERS           CORPORATE OFFICES            ANNUAL MEETING
                                                                                       OF STOCKHOLDERS

ROBERT H. GUREVITCH          ROBERT H. GUREVITCH          Dental\Medical               Monday, March 24, 1997
Chairman of the Board,       Chief Executive Officer      Diagnostic Systems, Inc.     10:00AM
Chief Executive Officer and  and President                200 N. Westlake Boulevard    Troop Meisinger Steuber
President                                                 Suite 202                    & Pasich, LLP
Dental/Medical Diagnostic    MARVIN H. KLEINBERG          Westlake Village, CA 91362   10940 Wilshire Blvd.,
Systems, Inc.                Assistant Secretary                                       Suite 800
                                                                                       Los Angeles, CA 90024

MARVIN H. KLEINBERG          RONALD E. WITTMAN            LEGAL COUNSEL                FORM 10-KSB AND
Assistant Secretary          Chief Financial Officer      Troop Meisinger              INVESTOR CONTACT
Dental/Medical Diagnostic                                 Steuber & Pasich, LLP        A copy of the Company's
Systems, Inc.                MERLE ROBERTS                Los Angeles, CA              Form 10-KSB, when
                             Vice President of                                         with the Securities and
RONALD E. WITTMAN            Manufacturing                INDEPENDENT AUDITORS         Exchange Commission
Chief Financial Officer                                   Coopers & Lybrand LLP        (excluding exhibits), will
Dental/Medical Diagnostic    DEWEY PERRIGO                Los Angeles, CA              be furnished without
Systems, Inc.                Vice President of                                         charge to Stockholders of
                             Sales                        STOCK REGISTRAR &            record upon written
                                                          TRANSFER AGENT               request to:
                                                          American Stock Transfer
                                                          and Trust & Company
                                                          6201 15th Avenue, 3rd Floor  RONALD E. WITTMAN
                                                          Brooklyn, NY 11219           Chief Financial Officer
                                                                                       Dental\Medical Diagnostic
                                                                                       Systems, Inc.
                                                                                       200 N. Westlake
                                                                                       Boulevard, Suite 202
                                                                                       Westlake Village, CA
                                                                                       91362

SECURITIES INFORMATION

    Dental/Medical Diagnostic Systems, Inc.'s Common Stock has traded on the NASDAQ OTC Bulletin Board under the symbol DMDS. The high and low transaction prices for the Company's stock, as provided by NASDAQ, are set forth below.

PERIOD ENDED                                                                              HIGH        LOW
--------------------------------------------------------------------------------------  ---------  ---------
June 30, 1996.........................................................................  $    5.86  $     .94
August 31, 1996.......................................................................       5.48       3.66
November 30, 1996.....................................................................       5.86       3.66
December 31, 1996.....................................................................       5.68       4.39

    On December 31, 1996, there were 244 shareholders of record and approximately 400 beneficial owners of the Company's Common Stock.

    The Company does not currently issue cash dividends and plans to retain earnings for use in operation and expansion of its business.

                    DENTAL/MEDICAL DIAGNOSTIC SYSTEMS, INC.

                                NOTICE OF PROXY
                                      AND
                               1996 ANNUAL REPORT